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Investments with a view
Enjoy and make money on luxe vacation rental properties
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Have your cake and eat it too

A slice of paradise, that pays you back

Own

Buy a slice of premier vacation rentals in locations you believe in, for as little as $1,000.

Earn

Sit back and earn your portion of rental income, then make even more when we sell[1]

Vacation

Vacation like a VIP at any Getaway property, with members-only rates and trip amenities[2]

On your terms

Our goal is to make real estate hassle free. No paperwork, no landlord duties, no down payments – leave it all to us.

[1] The determination of whether to sell a property is entirely at the discretion of Getaway Collection LLC
[2] Learn More. Information regarding membership program included in Offering Circular.

Real estate investing, designed for you

Start building wealth with one of the most powerful asset classes around

+160%	+15%	5M+
Returns vs. Traditional Rentals[1]	Target Returns[2]	U.S. Vacation Homes[3]

[1] Based on 2021 nationwide Zillow rental Zestimate data & AirDNA vacation rental research
[2] Return is defined as annual rental dividend plus annual home price appreciation. Properties are underwritten based on historical performance. Past performance does not guarantee future performance.
[3] U.S. Census Bureau Current Population Survey / Housing Vacancy Survey, March 2021

Here's how it works

We do all the heavy lifting. Sit back and relax.

We've set up the process to maximize your potential investment returns while giving you complete peace of mind. So you can focus on what matters most.



We buy and renovate the property

We identify and purchase high-potential vacation rentals in our target markets



You invest in the properties you love

Choose an amount to invest, from $1k to $50k+ in the properties you love



We manage and take care of it

We manage and operate the property to maximize your potential rental income



You start getting rental income

Get your portion of potential rental income generated by the properties you invested in[1]



You can vacation in any Getaway

Flex your membership benefits everytime you vacay, with members-only rates at any of Getaway property[2]

[1] Dividends are issued at the discretion of Getaway Collection LLC. Refer to Offering Circular for more info.
[2] Information regarding membership program included in Offering Circular

Invest and play in the hottest markets

Location. Location. Location.



The Desert

Florida Coast[1]

[1] Accredited investors only. Getaway Collection LLC will not own this property. Getaway Havana LLC will own this property.

Explore our homes

Looking for a home with a pool? Dive into the world of real estate investing (and make a splash)



Accredited Investors Only[1]   Coming Soon   Beach

The Havana

📍 Miami

Feel the charm of this Little Havana delight! Now you can own a slice of this adorable hom...



Coming Soon   Desert

The Western

📍 Scottsdale

You definitely want to own a piece of this Old Town Scottsdale beautifully remodeled home!...

[1] Getaway Havana LLC will own this property

Built with ❤ in Miami

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Getaway Collection LLC (the "Company") is "Testing the Waters" under Regulation A under the Securities Act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering under Regulation A. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. If the company does go ahead with an offering, it will only be able to make sales after it has filed an offering statement with the Securities and Exchange Commission ("SEC") and the SEC has "qualified" the offering statement. The information in that offering statement will be more complete than the information the company is providing now and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the sec has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind.

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12




The Home   The Market   The Numbers   The Process

📍 Scottsdale

The Western

`Rent Ready` `Desert`

14 Guests 4 Bedrooms 3 Bathrooms 1888 Sqft

Price per Share	**$100**
Minimum Investment	**$1,000**
Total Investment	**$492,700**

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Overview

You definitely want to own a piece of this Old Town Scottsdale beautifully remodeled home! The home was perfectly updated in 2022 and boosts a spectacular backyard with a sparkling pool. Enjoy sun bathing, grilling, or playing games in the backyard. If you ever get board just pop to Fashion Square Mall or Old Town where you can enjoy incredible restaurants, bars, and good ol' old time western shops and art galleries just minutes away. Truly an Arizona dream!

Amenities

Fully Furnished   Private Pool   High-Speed Wifi   Professionally Decorated

Self Check-in   Modern Appliances   Smart TVs

Features

Guests	Bedrooms	Bathrooms	Home Size (sqft)
14	**4**	**3**	**1888**

Home Type	Year Built	Parking	Lot Size (sqft)
Desert	**1956**	**4**	**6896**

Location



© Mapbox © OpenStreetMap Improve this map

Built with ❤️ in Miami

Request Invite

Getaway Collection LLC (the "Company") is "Testing the Waters" under Regulation A under the Securities Act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering under Regulation A. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. If the company does go ahead with an offering, it will only be able to make sales after it has filed an offering statement with the Securities and Exchange Commission ("SEC") and the SEC has "qualified" the offering statement. The information in that offering statement will be more complete than the information the company is providing now and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the sec has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind.

Product	Resouces	Resources
Home	Careers	Terms of Service
	FAQs	Privacy Policy
	About Us	Contact Us

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© 2022 Sucasa Technologies, Inc. All rights reserved.

11

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Everything you need to know about Getaway

About Getaway | Common Questions

- What is Getaway?
- Getaway's Mission
- Who can invest in Getaway?
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- What am I buying when I invest in Getaway?

Join Getaway today

Invest in vacation rentals starting at $1,000. Get discounts when you travel and stay in them.

Request Invite

Built with ❤️ in Miami

Request Invite

Getaway Collection LLC (the "Company") is "Testing the Waters" under Regulation A under the Securities Act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering under Regulation A. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. If the company does go ahead with an offering, it will only be able to make sales after it has filed an offering statement with the Securities and Exchange Commission ("SEC") and the SEC has "qualified" the offering statement. The information in that offering statement will be more complete than the information the company is providing now and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the sec has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind.

Product	Resouces	Resources
Home	Careers	Terms of Service
	FAQs	Privacy Policy
	About Us	Contact Us

getaway

© 2022 Sucasa Technologies, Inc. All rights reserved.